Exhibit 99.1

Jiuzi Holdings, Inc. Provides Comments on Recent Policy and Gives Updates on Business Operation

HANGZHOU, China, Nov. 8, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today provided updates on its business operation. The Company has managed to grow the number of franchise stores by over 40% during the half year between April 1 and October 31, 2021 and has been discussing with about 12 new brands regarding potential collaborations during the same period.

Notably, JZXN has fulfilled the goals set when it reflected on Q4 2020 business performance. With the launch of JZXN’s APP beta version, the Company has outlined development plan for Q1 2022 and set out new operation target with higher revenue and profit goals.

The reason for setting these goals stems from China’s determination to provide continuous support to develop new energy vehicles by replacing city transportations with electric vehicles, thereby facilitating the development of heavy-weight freight transportation powered by electricity, gas and other clean energy. According to a government paper published by the China State Council on October 26, by 2030, China will vigorously promote new energy vehicles and gradually reduce the production rate, sales and ownership of traditional fuel vehicles. The country expects the proportion of new and clean energy-powered vehicles to reach about 40% with operating vehicles’ carbon emission intensity of unit conversion turnover down by about 9.5% than the level in 2020.

Mr. Shuibo Zhang, CEO, Director and Chairman of Jiuzi Holdings, Inc., commented: “We aim to boost revenues from our franchise network to over RMB20 million for Q1 2022. We are confident that, with our growing operating revenue and profit and strong cash flow, the Company is fully capable of delivering great performance with our unique business model and growth potential.

“From the bigger picture that China aims to reach the peak of carbon dioxide emission by 2030, we’ve also seen similar efforts being conducted by our market peers. However, JZXN spearheaded the implementation of this national agenda and has obtained a leading position in the new energy industry. With our national expansion and a more standardized operation, we believe the Company will continue to contribute to fulfill the national goal of constructing a low-carbon and new energy-powered society.

“Once we launch the official version of our APP, we will be able to create and run a comprehensive online and offline, multi-brand new energy vehicles marketplace, which would further boost the Company’s growth.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email:	IR@changqingconsulting.com
Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)